[CUNA Mutual Insurance Society letterhead]

October 5, 2009

VIA ELECTRONIC FILING
Mr. Craig Ruckman
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Form N-4 Registration Statement
CUNA Mutual Variable Annuity Account; File Nos. 333-148426 and 811-08260

Dear Craig:

We respond to oral comments of the staff given October 2, 2009 regarding the Registration Statement on Form N-4 of CUNA Mutual Variable Annuity Account (“Registrant”), which was filed on August 20, 2009 with the Securities and Exchange Commission under the Securities Act of 1933, as amended, and Investment Company Act of 1940, as amended.

1.	Comment: In the expense table, italicize the dates that denote the change in maximum charges for the guaranteed benefit riders before and after November 24, 2008.

Response: As we discussed, Registrant will comply with this request the next time the expense table is reprinted.

2.	Comment: Correct the errors in Examples 2 and 5 in Appendix B.

Response: Registrant has complied with this request, as follows:

The fourth bullet point under Example 2 is deleted and replaced with the following:

•
For the Earnings Enhanced Death Benefit, the contract has $3,000 of earnings ($103,000 – $100,000 = $3,000), so the additional amount provided by this rider is $1,200. Therefore the total Earnings Enhanced Death Benefit is $104,200 which is the Contract Value plus the additional benefit provided by the Earnings Enhanced Death Benefit ($103,000 + $1,200 = $104,200).

The last bullet point under Example 5 is deleted and replaced with the following:

•	The Death Benefit amount that would be paid if a death occurred on this day would be $95,000. This is the Contract Value, which is the largest of the death benefit values.

3.	Comment: Indicate in the applicable Appendices that the examples assume no additional purchase payments were made during the window period unless explicitly stated otherwise.

Response: Registrant has added the following disclosure as an assumption in Appendices C through M.

There are no additional purchase payments during the window period, except where explicitly stated.

4.	Comment: In the expense table with respect to the guaranteed benefit riders, delete the word “form” after the “November 24, 2008”.

Response: As we discussed, Registrant will comply with this request the next time the expense table is reprinted.

5.
Comment: Confirm that the guaranteed lifetime withdrawal benefit rider is not included in the expense examples because it is mutually exclusive of the guaranteed minimum accumulation benefit rider, which is included, and each has the same maximum charge.

Craig Ruckman
October 5, 2009

Response: Registrant confirms. As we discussed, Registrant will add language to this effect the next time the expense examples are reprinted.

Registrant acknowledges that (1) the effectiveness of this filing does not foreclose the SEC from taking any action with regard to the filing, (2) the actions of the SEC or its staff do not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing and (3) the Registrant may not assert those actions as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please direct any communications relating to this filing to me at (608) 231-7495.

Very truly yours,

/s/ Kerry A. Jung

Kerry A. Jung
Lead Attorney